					Exhibit 12(f)
System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$118,519	$138,018	$76,639	$64,620	$58,928
Interest applicable to rentals	5,753	4,458	3,250	3,793	3,426

Total fixed charges, as defined	$124,272	$142,476	$79,889	$68,413	$62,354

Earnings as defined:
Net Income	$93,745	$116,355	$103,352	$106,003	$105,948
Add:
Provision for income taxes:
Total	81,263	43,761	76,177	75,845	78,013
Fixed charges as above	124,272	142,476	79,889	68,413	62,354

Total earnings, as defined	$299,280	$302,592	$259,418	$250,261	$246,315

Ratio of earnings to fixed charges, as defined	2.41	2.12	3.25	3.66	3.95